DIVIDEND CAPITAL TRUST INC.

518 17th Street

Suite 1700

Denver, Colorado 80202

July 14, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dividend Capital Trust Inc.

Post-Effective Amendment No. 4 to Form S-3,

as amended on Form S-11, filed July 14, 2006

(the “Registration Statement”)

File No. 333-122260

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Dividend Capital Trust Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to Friday, July 14, 2006, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DIVIDEND CAPITAL TRUST INC.

By:	/s/ Evan H. Zucker
Name:	Evan H. Zucker
Title:	President